

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 6, 2016

<u>Via E-mail</u>
Marc Fogassa
Chief Executive Officer
Jupiter Gold Corporation
Rua Vereador João Alves Praes nº 95-A
Olhos D'Água, MG 39398-000, Brazil

> **Re: Jupiter Gold Corporation**
> **Registration Statement on Form F-1**
> **Filed December 1, 2016**
> **File No. 333-214872**

Dear Mr. Fogassa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 19</u>

1. In light of the fact at least half of the proceeds from the offering will be used for working capital, please disclose additional detail regarding the elements of working capital.

<u>Exhibit 5.1</u>

2. Please have counsel revise the legal opinion to opine on the laws of the registrant's jurisdiction of incorporation. See Section II.B.1.c of Staff Legal Bulletin No. 19, available at https://www.sec.gov/interps/legal/cfslb19.htm.

Exhibit 23.1

3. Please make arrangements with your auditors to provide an updated consent that refers to the correct date for their audit report (September 29, 2016).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Jay Weil, Esq.